FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter submitted to the National Securities Commission of Argentina on July 26, 2007, regarding preliminary financial results.

2	Letter submitted to the National Securities Commission of Argentina on July 27, 2007, regarding an Amendment to section 4 of the Corporate Bylaws.

It em 1

Buenos Aires, July 26, 2007

Messrs.

National Securities Commission of Argentina

Re.: Preliminary Results as of June 30, 2007

Dear Sirs,

This letter is to inform you of the preliminary consolidated results of YPF S.A. for the period ended on June 30, 2007, which have not been audited, nor approved by the Board of Directors of the Company yet.

Million pesos
(Prevailing exchange rate Ps. 3.09 = U$S 1)

Sales	13.099

Operating Income	3.200

Net income before income tax	3.454

Income tax	(1.310)

Net income for the period	2.144

Yours sincerely,

By YPF S.A.

Walter Forwood
Chief Financial Officer

Item 2

Buenos Aires, July 27, 2007

Messrs.

National Securities Commission of Argentina

Re.: Amendment to section 4 of Corporate Bylaws

This letter is to inform you that on July 25, 2007 we received from the National Securities Commission evidence of the filing with the Superintendency of Corporations (Inspección General de Justicia) of the amendment to section 4 - Purpose of YPF S.A. Bylaws. Such filing was registered under number 10.954 of book 36 of Stock Corporations (Sociedades por Acciones) on July 11, 2007.

With the abovementioned amendment, section 4 - Purpose of YPF S.A. Bylaws reads as follows:

Section 4 – Purpose: The Corporation shall perform, on its own, through third parties or jointly with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct or indirect by-products, including petrochemical products, chemical products derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical power through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Corporation’s purpose the rendering, on its own, through a controlled company or jointly with third parties, of telecommunications services in all forms and modalities authorized by the laws in force after applying for the relevant licenses as required by the applicable regulations, the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in the country or abroad, within the limits set forth in these By-laws.

Yours truly,

By YPF S.A.

Walter Forwood
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 30, 2007	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer